APPLIED
Capital

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 7, 2017

Katz, Sapper & Miller
800 East 96th Street
Suite 500
Indianapolis, IN 46240

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Applied Capital, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Randall Mitterling

Name: Randal Mitterling

Title: CEO

120 E. Market Street, Suite 930 | Indianapolis, IN 46204